UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No. )*

                            OVERSEAS FILMGROUP, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   690337 10 0
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Barry R. Minsky
                          Wharton Capital Partners Ltd.
                               545 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 765-6777
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)


                                  July 27, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  690337 10 0                  13D                  Page 2 of 8 Pages
-----------------------                                     -------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Barry R. Minsky
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a) |_|
                                                                   (b) |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          NOT APPLICABLE - See Item 3
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) OR 2(e)
                                                                        |_|
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     985,735 Shares
         NUMBER OF          ---------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    -0-
           EACH             ---------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                      985,735 Shares
                            ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          985,735 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                         |_|
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.8%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  690337 10 0                   13D               Page 3 of 8 Pages
-----------------------                                 -----------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Wharton Capital Partners Ltd.
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a) |_|
                                                                      (b) |_|
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          OO - See Item 3
-------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                         |_|
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                     690,735 Shares
                            ---------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                  -0-
         OWNED BY           ---------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                     690,735 Shares
           WITH             ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     -0-
-------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          690,735 Shares
-------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                           |_|
-------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.0%
-------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  690337 10 0                   13D               Page 4 of 8 Pages
-----------------------                                 -----------------------

Item 1.   Securities and Issuer

          The class of equity securities to which this statement relates is the Common Stock, par value $.001 per share, of Overseas Filmgroup, Inc. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 8800 Sunset Boulevard, Third Floor, Los Angeles, California 90069.

          The percentage of beneficial ownership reflected in this Schedule 13D is based upon 9,803,906 shares of Common Stock outstanding on November 20, 2000, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000.

Item 2.   Identity and Background

          This statement is filed on behalf of Barry R. Minsky ("Minsky") and Wharton Capital Partners Ltd. ("Wharton Capital"). Minsky and Wharton Capital are collectively referred to as the "Reporting Persons."

          Minsky is the Chief Executive Officer of, and owns a 50% interest in, Wharton Capital. Wharton Capital is a New York-based investment banking firm which, along with its partners, facilitates financing for public companies and institutional clients. Minsky's and Wharton Capital's business address is 545 Madison Avenue, New York, New York 10022.

          Minsky is a citizen of the United States. Wharton Capital is a corporation organized and existing under the laws of the State of New York.

          Minsky is a director of the Issuer. Minsky became a director on June 20, 2000 pursuant to the terms of a securities purchase agreement, dated May 3, 2000, between the Issuer and Rosemary Street Productions, LLC ("Rosemary Street").

          None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

          None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.   Source and Amount of Funds or Other Consideration

          On July 27, 2000, Wharton Capital entered into an agreement ("Agreement") with Rosemary Street, EUE/Screen Gems, Ltd. ("EUE") and MRCo., Inc. ("MRCo."), pursuant to which Rosemary Street agreed to redeem Wharton Capital's 10% Membership Interest (as such term is defined in a Limited Liability Company Operating Agreement, dated August 20, 1999, among Rosemary Street, Wharton Capital, EUE and MRCo.) in Rosemary Street. In exchange for this redemption, Rosemary Street transferred 690,735 of its shares of the Issuer's Common Stock to Wharton Capital. Upon this redemption, Wharton Capital's Membership Interest in Rosemary Street was reduced from 10% to 0%.

          Minsky did not acquire or dispose of any securities of the Issuer and is only being reported in this Schedule 13D for his beneficial ownership in Wharton Capital's interest.

CUSIP No.  690337 10 0                   13D               Page 5 of 8 Pages
-----------------------                                 -----------------------


Item 4.   Purpose of Transactions

          Wharton Capital acquired the securities specified in Item 5(c) of this
Schedule 13D in consideration for the redemption of Wharton Capital's Membership Interest in Rosemary Street as described in Item 3 above. The Reporting Persons may undertake one or more of the actions set forth below.

          (a) Each of the Reporting Persons may acquire additional securities from time to time in the market or in private transactions. Minsky owns warrants to purchase an additional 200,000 shares of the Issuer's Common Stock and Minsky's spouse owns warrants to purchase an additional 95,000 shares of the Issuer's Common Stock (collectively, the "Warrants"). The Warrants are immediately exercisable at an initial exercise price of $3.40 per share and expire on June 19, 2005.

          In October 2000, the Issuer entered into a consulting agreement with Wharton Capital. The agreement provides for the Issuer to pay Wharton Capital an initial fee of $100,000 upon signing the agreement and $4,166 per month for a twenty-four month period. If Wharton Capital introduces the Issuer to a financing source and the Issuer consummates any public or private equity and/or debt financing with the source during the term of the consulting agreement or during the two-year period following the expiration of the agreement, then the Issuer also will pay Wharton Capital an amount equal to (i) 5% of all funds received by the Issuer from any public or private equity financing and (ii) 3% of all funds received by the Issuer from any public or private debt financing. Additionally, upon completion of an equity based financing, the Issuer will issue to Wharton Capital warrants to purchase shares of the Issuer's Common Stock equal to 5% of the amount of financing at an exercise price equal to 120% of the five-day average closing bid price prior to closing. The warrants will be exercisable on a cashless basis and will have registration rights.

          Other than the agreement described above and except that Minsky in the future may be issued options to purchase additional shares of the Issuer's Common Stock under the Issuer's 1996 Basic Stock Option and Stock Appreciation Rights Plan for serving as a non-employee director of the Issuer, none of the Reporting Persons has any agreements to acquire any additional Common Stock at this time.

          (b) The Reporting Persons and the directors of the Issuer designated by the Reporting Persons may cause the Issuer to pursue a business objective of identifying one or more operating businesses for acquisition and completing one or more mergers or other business combinations with such business or businesses. The Reporting Persons have not identified at this time any business for acquisition and have no agreements or arrangements for a merger or other business combination.

          (c) The Reporting Persons and the directors of the Issuer designated by the Reporting Persons may cause the Issuer to engage in offerings of its securities for the purpose of raising additional working capital.

          (d) In connection with the transfer of the shares of Common Stock reported in this Schedule 13D from Rosemary Street to Wharton Capital, Wharton Capital and the Issuer entered into an agreement pursuant to which Wharton Capital acknowledged and agreed to be subject to the terms of a Voting Agreement described in Item 6 below. Wharton Capital also accepted the obligations of the Voting Agreement as they relate to the shares of Common Stock and will have the same rights under the Voting Agreement that Rosemary Street had with respect to the shares as to any nominations and appointments of directors.

CUSIP No.  690337 10 0                   13D               Page 6 of 8 Pages
-----------------------                                 -----------------------

          As a director of the Issuer, Minsky is involved in making material business decisions regarding the Issuer's policies and practices. Notwithstanding the foregoing, except as discussed above and in the ordinary course as a director of the Issuer, the Reporting Persons do not have any plans or proposals to effect any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          (a) - (b)Minsky is the beneficial owner of 985,735 shares of Common Stock of the Issuer. This amount represents 690,735 shares of Common Stock owned by Wharton Capital, of which Minsky is the Chief Executive Officer and owns a 50% interest, 200,000 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Minsky and 95,000 shares of Common Stock issuable upon exercise of currently exercisable warrants held by Minsky's spouse. Minsky's beneficial ownership excludes options not yet exercisable for 5,000 shares of Common Stock. Minsky in the future may be issued options to purchase additional shares of the Issuer's Common Stock under the Issuer's 1996 Basic Stock Option and Stock Appreciation Rights Plan for serving as a non-employee director of the Issuer. Minsky has sole voting and dispositive power over the 985,735 shares. Minsky is the beneficial owner of 9.8% of the Issuer's outstanding shares of Common Stock.

          Wharton Capital is the beneficial owner of 690,735 shares of Common Stock of the Issuer. Wharton Capital has sole voting and dispositive power over such shares. Wharton Capital beneficially owns 7.0% of the Issuer's outstanding shares of Common Stock.

          (c) On July 27, 2000, Wharton Capital entered into an Agreement with Rosemary Street, EUE and MRCo., pursuant to which Rosemary Street agreed to redeem Wharton Capital's 10% Membership Interest in Rosemary Street. In exchange for this redemption, Rosemary Street transferred 690,735 shares of the Issuer's Common Stock to Wharton Capital. Upon this redemption, Wharton Capital's Membership Interest in Rosemary Street was reduced from 10% to 0%.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

          On July 27, 2000, Wharton Capital entered into the agreements referred to in Items 4(d) and 5(c) above. Pursuant to these agreements, Wharton Capital accepted the obligations of a voting agreement ("Voting Agreement"), dated as of June 20, 2000, by and among the Issuer, Rosemary Street, Robert Little, Ellen Little (together with Robert Little, referred to as the "Littles"), MRCo., Christopher J. Cooney ("C. Cooney") and Jeffrey Cooney ("J. Cooney"), as they relate to the shares of Common Stock and shall have the same rights under the Voting Agreement that Rosemary Street had with respect to the shares as to any nominations and appointment of directors. The Voting Agreement provides that:
(i) so long as Robert Little is employed as President of the Issuer or the Littles own no less than 5% of the Issuer's issued and outstanding voting securities, Rosemary Street will nominate and vote for Mr. Little to serve as a

CUSIP No.  690337 10 0                   13D               Page 7 of 8 Pages
-----------------------                                 -----------------------

member of the Issuer's board of directors; (ii) so long as C. Cooney and J. Cooney own, in the aggregate, directly or indirectly, no less than 5% of the Issuer's issued and outstanding voting securities, the Littles and other members of Rosemary Street will vote for C. Cooney and J. Cooney to serve as members of the Issuer's board of directors; and (iii) so long as MRCo. owns no less than 5% of the Issuer's issued and outstanding voting securities, the Littles and other members of Rosemary Street will vote for Joseph Linehan to serve as a member of the Issuer's board of directors. The Voting Agreement further provides that if the size of the Issuer's board of directors is increased from nine members to eleven members prior to June 20, 2002, Rosemary Street has the right to nominate for election or appoint as directors the two persons to fill the vacancies created by the increase. The Littles have agreed to vote all of their voting securities of the Issuer for the election of Rosemary Street's two nominees in this situation.

          On October 1, 2000, the Issuer entered into a financial consulting agreement with Wharton Capital described in Item 4(a) above.

Item 7.   Material to be Filed as Exhibits

          1.        Joint Filing Agreement

          2. Agreement, dated July 27, 2000, by and among Wharton Capital Partners Ltd., Rosemary Street Productions, LLC, EUE/Screen Gems, Ltd. and MRCo., Inc.

          3. Letter Agreement, dated as of July 27, 2000, between the Issuer and Wharton Capital Partners Ltd.

          4. Voting Agreement among the Issuer, Rosemary Street, Robert Little, Ellen Little, MRCo., Inc., C. Cooney and J. Cooney (incorporated by reference from Exhibit 10.46 of the Issuer's Current Report on Form 8-K/A filed on June 29,
                    2000).

          5. Form of Consulting Agreement, dated October 1, 2000, between the Issuer and Wharton Capital Partners Ltd.

CUSIP No.  690337 10 0                   13D               Page 8 of 8 Pages
-----------------------                                 -----------------------

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2000


                                  WHARTON CAPITAL PARTNERS LTD.


                                  By: /s/ Barry R. Minsky
                                     -----------------------------------------
                                        Name:   Barry R. Minsky
                                        Title:  Chief Executive Officer


                                  /s/ Barry R. Minsky
                                  ---------------------------------------------
                                  Barry R. Minsky

                                                                EXHIBIT 1

                             JOINT FILING AGREEMENT

          AGREEMENT dated as of November 15, 2000, among Wharton Capital Partners Ltd. and Barry R. Minsky (collectively, the "Parties").

          Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of common stock, par value $.001 per share, of Overseas Filmgroup, Inc. ("Schedule 13D") and it will file the Schedule 13D on behalf of itself.

          Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

                                  WHARTON CAPITAL PARTNERS LTD.


                                  By: /s/ Barry R. Minsky
                                     -----------------------------------------
                                        Name:   Barry R. Minsky
                                        Title:  Chief Executive Officer


                                  /s/ Barry R. Minsky
                                  ---------------------------------------------
                                  Barry R. Minsky

                                                                       EXHIBIT 2
                        ROSEMARY STREET PRODUCTIONS, LLC
                              222 East 44th Street
                               New York, NY 10017

                                                   July 27, 2000



Wharton Capital Partners Ltd.
545 Madison Avenue
New York, NY  10022
Attention:  Barry Minsky

Dear Barry:

          Reference is made to that certain Limited Liability Company Operating Agreement (as amended, the "Operating Agreement") dated August 20, 1999 by and among Rosemary Street Productions, LLC ("RSP"), Wharton Capital Partners Ltd. ("Wharton"), EUE/Screen Gems, Ltd. and MRCo., Inc. RSP hereby agrees to redeem Wharton's Membership Interest (as defined in the Operating Agreement) in RSP, effective immediately (the "Redemption").

          Upon the Redemption, Wharton's Membership Interest in RSP shall entitle it to receive 690,735 shares of common stock of Overseas Filmgroup, Inc. (the "Shares"), which are held by RSP. Upon Wharton's receipt of the Shares, Wharton's Membership Interest shall be reduced from 10% to 0%.

          Due to alterations in Exhibit C to the Operating Agreement because of the Redemption, the attached new Exhibit C reflects the current Membership Interests in RSP.

                                       Very truly yours,

                                       ROSEMARY STREET PRODUCTIONS, LLC


                                       By:/s/ Christopher Cooney
                                          ----------------------------------
                                          Christopher Cooney, Manager

Accepted and Agreed:

WHARTON CAPITAL PARTNERS LTD.


By: /s/ Barry R. Minsky, C.E.O.
   --------------------------------
   Name:  Barry R. Minsky
   Title: Chief Executive Officer

EUE/SCREEN GEMS, LTD.


By: /s/ Christopher J. Cooney
    ----------------------------------------------------
     Name: Christopher J. Cooney
     Title: Senior Vice President

MRCO., INC.


By: /s/ Joseph R. Linehan
    --------------------------------------------------------
     Name: Joseph R. Linehan
     Title:

                                         Members and Capital Contribution

                                                 Initial         Units of
                                                 Capital        Membership
                    Member                     Contribution      Interest
                    ------                     ------------     ----------

Name:        EUE/Screen Gems, Ltd.
Address:     222 East 44th Street               $6,000,000      79.62778%
             New York, NY 10017
Attention:   Christopher Cooney

Name:        MRCo., Inc.
Address:     111 Massachusetts Avenue, N.W.    $11,000,000      20.3722%
             Washington, D.C. 20001
Attention:   Michael Stead

Total:                                         $17,000,000        100%

                                                                       EXHIBIT 3

                            OVERSEAS FILMGROUP, INC.
                       8800 Sunset Boulevard, Third Floor
                          Los Angeles, California 90069


                                                     As of July 27, 2000

Wharton Capital Partners Ltd.
545 Madison Avenue
New York, New York 10022

Ladies and Gentlemen:

          Reference is made to Section 2 of the Voting Agreement, dated as of June 20, 2000, by and among Overseas Filmgroup, Inc. ("Company"), Rosemary Street Productions, LLC ("Rosemary Street"), Robert Little, Ellen Little, MRCo., Inc., Christopher J. Cooney and Jeffrey Cooney ("Voting Agreement"). Capitalized terms used herein and not otherwise defined shall have the same meaning as set forth in the Voting Agreement.

          In consideration for the Company agreeing to effect the transfer on its books and records from Rosemary Street to Wharton Capital Partners Ltd. ("Wharton Capital") of 690,735 shares of the Company's common stock ("Shares") in connection with the redemption of Wharton Capital's membership interest in Rosemary Street, Wharton Capital hereby acknowledges and agrees to be subject to the terms of the Voting Agreement as if it were Rosemary Street. Accordingly, Wharton Capital hereby accepts the obligations of the Voting Agreement as they relate to the Shares and shall have the same rights under the Voting Agreement that Rosemary Street had with respect to the Shares as to any nominations or appointments of directors.

                                            OVERSEAS FILMGROUP, INC.



                                        By: /s/ William F. Lischak
                                           -----------------------------------
                                           Name:  William F. Lischak
                                           Title: Chief Financial Officer and
                                                  Chief Operating Officer

AGREED AND ACCEPTED:

WHARTON CAPITAL PARTNERS, LTD.


By: /s/ Barry R. Minsky
    ------------------------------
    Name:  Barry R. Minsky
    Title: Chief Executive Officer

                                                                EXHIBIT 5

October 1, 2000


Mr. Chris Cooney
Chief Executive Officer
Overseas Filmgroup, Inc.
222 E. 44th Street
New York, NY  10017

Dear Chris:


We are pleased to set forth the terms of the retention of Wharton Capital Partners Ltd. ("Wharton") by Overseas Filmgroup, Inc. (collectively with its subsidiaries and affiliates the "Company").

     1. Wharton will assist the Company as a non-exclusive financial consultant in connection with the following types of transactions that it introduces to the Company:

          Equity and debt financings, private placements and secondary public offerings both in the United States and outside the United States ("Covered Transactions").

     2. In connection with Wharton's activities on the Company's behalf, the Company will cooperate with Wharton and will furnish Wharton all information and data concerning the Company, the Company's financing requirements, financing strategies and to extent available, access to the Company's officers, directors, employees independent accountants and legal counsel. The Company represents and warrants that it will use its best efforts to ensure that all information made available to Wharton will at all times during the period of engagement by Wharton hereunder be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading or fail to state any facts or circumstances of a material nature and will notify Wharton in writing of any changes or developments which might render any information previously made available to Wharton by the Company not correct in any material respect.

          The Company acknowledges and agrees that in rendering its services hereunder, Wharton will be using and relying on the information provided by the Company without independently verifying the accuracy, completeness or veracity of same.

     3. This agreement shall be effective for a period of twenty-four months commencing on the date hereof. Any fees payable to Wharton under Paragraph 4(b) and 4(c) hereof shall apply to any Covered Transaction that is consummated by the Company either during the term of this agreement or during the two-year period following the expiration of this agreement with any party that was introduced to the Company by Wharton during the term of the agreement. A party shall be deemed "introduced" to the Company by Wharton if Wharton has arranged a meeting (whether in person or by telephone) between the Company and such party.

     4. In consideration for the services rendered by Wharton to the Company pursuant to this agreement (and in addition to the expenses provided for in paragraph 5 hereunder) the Company shall compensate Wharton as follows:

          a) A non-refundable initial fee of $100,000 will be payable upon signing this agreement and a monthly fee of $4,166 per month thereafter (payable on the first business day of each month) for the twenty-four (24) month term.

          b) (i) Five percent (5%) of all funds received by the Company from any equity financing (whether public or private), which fee will be paid at closing.

               (ii) Three percent (3%) of all funds received by the Company from any debt financing (whether public or private), which fee will be paid at closing.

          c) Additionally, upon completion of an equity financing, Wharton shall receive cashless warrants to purchase fully registered shares of stock of the Company equal to 5% of the amount of financing at a strike price equal to 120% of the five day average closing bid price prior to closing.

     5. In addition to the fees payable hereunder, the Company shall reimburse Wharton for all reasonable fees and disbursements of Wharton including business class travel and out-of-pocket expenses incurred in connection with the services performed by Wharton pursuant to this Agreement, including hotel, food and associated expenses. If expenses exceed $2,500 Wharton must receive Company approval.

     6. (a) The Company acknowledges that all opinions and consulting assistance (written or oral) given by Wharton to the Company in connection with Wharton's engagement are intended solely for the benefit and use of the Company in considering the transaction to which they relate, and the Company agrees not to divulge such opinions to others and that no person or entity other than the Company shall be entitled to make use of or rely upon the assistance of Wharton to be given hereunder.

          (b) The Company acknowledges that Wharton has not made and makes no commitment or guarantees whatsoever relating to company transactions.

     7. (a) The Company acknowledges that the relationships between Wharton and the persons and/or entities to be introduced to the Company for the purposes contemplated by this agreement are proprietary to Wharton and essential to its business. Accordingly, the Company agrees, to keep the names of investors introduced to the Company by Wharton confidential, except for SEC reporting purposes or if legally required. In addition, during the term of this Agreement and for a three-year period thereafter, neither the Company, nor any of its officers directors or other representatives, will contact, either directly or indirectly, any sources introduced to the Company by Wharton hereunder for the purpose of arranging any future financing for the Company or any of its affiliates, without the express written consent of Wharton and without compensation to Wharton as per the terms of this agreement. The Company also agrees not to issue any press releases relating to such financings without the prior review of Wharton.

               Not with standing the foregoing paragraph but subject, nevertheless, to the provisions of paragraph 3 and 4 above, if the Company has already closed a financing with a source introduced by Wharton they may contact the source directly without written consent. The Company may disclose to its representative and advisors the names of the investors introduced to the Company by Wharton as long as they agree to be bound by the confidentiality provisions herein and to the terms of paragraph 7(a) of this agreement. The Company may also disclose to third parties the names of any names party that was introduced to the Company by Wharton that has been made public; otherwise, only if such third party agrees to be by bound by the confidentiality provisions herein and the terms of paragraph 7(a) of this agreement, or upon the consent of Wharton, which consent shall not be unreasonably withheld.

                  (b) The Company acknowledges that Wharton or its affiliates are in the business of providing consulting services and consulting with others, and Wharton agrees that it will use its reasonable efforts not to engage in any conflicting arrangements with any competitors of the Company or its affiliates (which have been specified by the Company prior hereto) during the term of its engagement with the Company.

     8. The Company agrees to indemnify and hold harmless Wharton, its affiliates, officers, directors, members, partners, agents, controlling persona and employees (collectively, " Wharton Affiliates") from and against any and all losses, claims, expenses, damages or liabilities, including expenses and legal fees (collectively, "Losses") suffered or incurred by Wharton or by Wharton Affiliates, as a result of the breach or default by the Company of any of its obligations under this agreement. The Company further agrees, in consideration of Wharton's consulting services as set forth above, that the Company will indemnify and hold harmless Wharton, and Wharton Affiliates from any Losses suffered or incurred by Wharton or by Wharton Affiliates in connection with or as a result of either its engagement hereunder or any matter referred to in this engagement letter (except to the extent that any such Losses result from the gross negligence or bad faith of Wharton performing the services that are the subject of this letter). The Company agrees that it will reimburse Wharton and such other indemnified parties listed above for its and their legal and other expenses as they are incurred. This Agreement is being entered into in reliance on the indemnity set forth herein. Wharton agrees to indemnify the Company for Losses incurred as a result of gross negligence by Wharton in performing its services in connection with this agreement.

     9. Wharton shall perform its services hereunder as an independent contractor and not as an employee of the Company or an affiliate thereof. It is expressly understood and agreed by the parties hereto that Wharton shall have no authority to act for, represent or bind the Company or any affiliate thereof in any manner, except as may be agreed to expressly by the Company in writing from time to time.

     10. a) This agreement shall constitute the entire agreement and understanding of the parties hereto, and supersedes any and all previous agreements and understandings, whether oral or written, between the parties with respect to the matters set forth herein.

          b) Any notice or communication permitted or required hereunder shall be in writing and shall be deemed sufficiently given if hand-delivered or sent (i) postage prepaid by registered mail, return receipt requested, or (ii) by facsimile, to the respective parties as set forth below, or to such other address as either party may notify the other of in writing:

                  If to the Company, to:    Overseas Filmgroup, Inc.
                                            222 E. 44th Street
                                            New York, NY  10016
                                            Attn: Mr. Chris Cooney
                                            Chief Executive Officer

                  If to Wharton, to:        Wharton Capital Partners Ltd.
                                            545 Madison Avenue
                                            New York, NY  10022
                                            Attn: Barry R. Minsky
                                            Chief Executive Officer


          c) This Agreement shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors, legal representatives and permitted assigns. Neither party will assign this Agreement without the approval of the other provided, however, that the Company may assign this agreement and the benefits and burdens hereunder to any entity acquiring all or the assets or stock of the Company provided such assignee expressly agrees in writing to be bound by all of the terms and conditions hereunder applicable to the Company.

          d) This Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same original document.

          e) No provision of this Agreement may be amended, modified or waived, except in writing signed by all of the parties hereto.

          f) This Agreement shall be construed in accordance with and governed by the laws of the State of New York without respect to principles of conflicts of laws. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of New York located in the borough of Manhattan with respect to any matters arising hereunder and waive any claim that such forum is an inconvenient forum.

If the foregoing correctly sets forth the understanding between Wharton and the Company with respect to the foregoing, please so indicate your agreement by signing in the place provided below, at which time this letter shall become a binding contract.

Wharton Capital Partners Ltd.
                                                Agreed and Accepted:

                                                Overseas Filmgroup, Inc.

By: ___________________________

                                       By:      ___________________________
                                                Authorized Signature


                                                ------------------------
                                                Name & Title

                                                -------------------------
                                                Date